

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2007

Mr. David A. Dyck
Senior Vice President, Finance and Chief Financial Officer
Western Oil Sands Inc.
2400 Ernst & Young Tower
440-2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

>   **Re:**   **Western Oil Sands Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No. 333-90736**

Dear Mr. Dyck:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

10 Asset Retirement Obligation, page 11

1.   We have reviewed your response to comment 1 of our letter dated May 3, 2007. The basis for the revision to the asset retirement obligation amount during the fiscal year 2006 remains unclear. We understand that of the $10.3 million revision amount, approximately $6.3 million relates to increases in inflation rate estimates and approximately $4.0 million relates to changes in the timing of reclamation activities. However, your response did not specifically address what factors occurred during fiscal year 2006 which caused you to conclude a revision to inflation rate estimates was required. In addition, your response did not

identify the previous estimated timing of reclamation activities as compared to the new estimated timing and what event other than a review of the mine plan by the AOSP engineers caused the dates to change. Please provide us with this information to determine what new information was identified during fiscal year 2006 to justify a significant revision to previously recorded amounts. In your response, please address why you believe this revision to more than double the amount of the asset retirement obligation recorded as of December 31, 2005 should be considered a change in estimate versus a correction of an error.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief